November 29, 2018

Jay R. Bloom
Co-Chairman and Chief Executive Officer
GX Acquisition Corp.
1325 Avenue of the Americas, 25th Floor
New York, NY 10019

       Re: GX Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted November 5, 2018
           CIK No. 1752828

Dear Mr. Bloom:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General, page i

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or someone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Note 6. Commitment and Contingencies
Registration Rights, page F-12

2. Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties
 Jay R. Bloom
GX Acquisition Corp.
November 29, 2018
Page 2
         resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.
Note 8. Subsequent Events , page F-14

3. Please disclose the actual date through which subsequent events were evaluated as required by ASC 855-10-50-1.
        You may contact Ernest Greene (Staff Accountant) at 202-551-3733 or
Kevin
Stertzel (Staff Accountant) at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-
551-3570 or Jay Ingram (Legal Branch Chief) at 202-551-3397 with any other questions.



                                                             Sincerely,
FirstName LastNameJay R. Bloom
                                                             Division of
Corporation Finance
Comapany NameGX Acquisition Corp.
                                                             Office of
Manufacturing and
November 29, 2018 Page 2                                     Construction
FirstName LastName